Exhibit 1
SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFIT AGREEMENT
FOR
PAUL K. PAGE
     THIS SUPPLEMENTAL RETIREMENT BENEFIT AGREEMENT, (this “Agreement”), is made and entered into this 26th day of May, 2009, by and between First Columbia Bank & Trust Co., a Pennsylvania banking institution having a place of business at 232 East Street, Bloomsburg, PA 17815, (“Bank”), and Paul K. Page, (“Executive”), an individual residing at 28 Eckroth Road, Bloomsburg, PA 17815.
INTRODUCTION
     Executive and Bank have previously entered into an “Executive Employment Agreement”, (the “Existing Agreement”) dated November 29, 2007, pertaining to Executive’s employment as Chief Lending Officer of Bank. To encourage Executive to remain Chief Lending Officer of Bank, Bank is willing to provide Executive with supplemental retirement benefits. Bank will pay the benefits from its general assets.
TERMS
1. Retirement Benefit: Subject to the vesting provisions set forth in Paragraph 2 following and subject to the general limitations set forth in Paragraph 7 following, Bank shall pay to Executive a supplemental retirement benefit (the “Retirement Benefit”). The fully vested Retirement Benefit shall be Fifty Thousand ($50,000.00) Dollars per year for a total of fifteen (15) years. Payment of the Retirement Benefit will commence with the first day of the January occurring in the calendar year after Executive attains sixty-five (65) years of age and will be made in equal consecutive monthly payments over the fifteen year term. Executive’s date of birth is June 12, 1958, making the first payment of any vested Retirement Benefit due on January 1, 2024.
2. Vesting Schedule: Subject to the limitations set forth in Paragraph 7 following, the Retirement Benefit shall vest as follows:
     A. Regular Vesting Schedule: In the absence of a Change in Control, as defined in the Existing Agreement, the Retirement Benefit shall vest in the percentage amounts indicated below, based upon continuous years of service after May 31, 2009, in full time (that is, an average of no less than thirty-five hours a week) employment as Chief Lending Officer of Bank:

Four years (through May 31, 2013)	- 0%

June 1, 2013, after 4 continuous years of service (i.e., June 1, 2009, through May 31, 2013)	- 25% vested

For each continuous year of service (June 1st through May 31st) from June 1, 2013, through May 31, 2023)	- 7.5% additional vesting per year of service

June 1, 2023	- 100% vested
     B. Vesting Upon “Change of Control”: In the event of a “Change of Control”, as defined in Paragraph 14 of the Existing Agreement, the Retirement Benefit shall fully vest, effective as of the “Date of Change of Control”, as defined in Paragraph 15 of the Existing Agreement, provided that, as of the Date of Change of Control: (a) Executive shall be in compliance with Executive’s obligations under the Existing Agreement and under this Agreement; and, (b) Executive shall be employed as Chief Lending Officer of Bank. The parties acknowledge that the “Date of Change of Control” shall include the deemed “Date of Change of Control” as defined with respect to Executive’s termination in the last paragraph of Paragraph 15 of the Existing Agreement.
     C. Vesting Pertains Only to Amount:
          The Vesting Schedule governs only the amount of the Retirement Benefit that will be payable and not the timing of the payment of any Retirement Benefit.
3. Beneficiary Designation: If Executive provides in writing delivered to Bank’s Human Resource Director a written beneficiary designation, any vested, unpaid Retirement Benefit shall be paid to Executive’s designated Beneficiary following Executive’s death. If Executive has not provided a written beneficiary designation, any vested, unpaid Retirement Benefit shall be paid to Executive’s estate. Executive may change Executive’s beneficiary designation from time to time. The timing and form of payment, however, shall remain as specified in Paragraph 1 of this Agreement.
4. Non-assignment: Executive may not assign any rights under this Agreement without the prior written consent of Bank which Bank may give or withhold in its sole discretion.
5. Section 409A Limitations: It is the intention of the parties that this Agreement and the Retirement Benefit under this Agreement meet the criteria for a non-qualified deferred compensation plan under Section 409A of the Internal Revenue Code and its implementing regulations. Notwithstanding any provision in this Agreement that may be construed to the contrary, the vested Retirement Benefit under this Agreement shall not be distributed earlier than a “Permissible Distribution Event” as defined by Section 409A of the Internal Revenue Code and implementing regulations. No subsequent changes with respect to the timing or form of distributions may be made except in compliance with Section 409A and its implementing regulations. Payment of the Retirement Benefit is not subject to acceleration, except as may be permitted by Section 409A and its implementing regulations.
6. Not a Contract For Employment: This Agreement is not a contract for employment. Executive is employed pursuant to the Existing Agreement, the terms of which continue in full force and effect. This Agreement is intended to supplement the provisions of the Existing Agreement. The limitations set forth in Paragraph 7 apply only with respect to Executive’s entitlement to, and Bank’s obligation to pay, the Retirement Benefit. The restrictive covenants pertaining to non-competition and non-solicitation set forth in the Existing Agreement shall continue in effect and shall be enforceable against Executive independently of this Agreement. Nothing in this Agreement shall be construed to alter, modify, affect or impair in any manner those non-competition and non-solicitation provisions.
7. Limitations on Payment of and Eligibility for Retirement Benefit: Executive’s entitlement to, and Bank’s obligation to pay, the Retirement Benefit to Executive under this Agreement are subject to the following general limitations which shall take precedence to any other provision hereof:
     A. Excess Parachute or Golden Parachute Payment: Notwithstanding any provision of this Agreement to the contrary, if the Retirement Benefit provided under this Agreement, when added to all other amounts or benefits provided to or on behalf of Executive in connection with his termination of employment, would result in the imposition of an excise tax under Code Section 4999, such payments shall be retroactively (if necessary) reduced to the extent necessary to avoid such excise tax imposition or shall be forfeited to the extent the benefit would be a prohibited golden parachute payment pursuant to 12 C.F.R. §359.2 and for which the appropriate federal banking agency had not given written consent to pay pursuant to 12 C.F.R. §359.4. Upon written notice to Executive, together with calculations of Bank’s independent auditors, Executive shall remit to Bank the amount of the reduction plus such interest as may be necessary to avoid the imposition of such excise tax. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, if any portion of the amount herein payable to the Executive is determined to be non-deductible pursuant to the regulations promulgated under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), Bank shall be required only to pay to Executive the amount determined to be deductible under Section 280G.
     B. Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Retirement Benefit provided under this Agreement shall be forfeited if Bank terminates Executive’s employment for “Cause” as defined in the Existing Agreement.
     C. Removal. Notwithstanding any provision of this Agreement to the contrary, Bank shall not pay any benefit under this Agreement if Executive is subject to a final removal or prohibition order issued by an appropriate federal banking authority pursuant to Section 8(e) of the Federal Deposit Insurance Act.
     D. Non-Competition Provision:.
          (1) General Rule: Except as provided in the following subparagraph 7(D)(2), Executive shall forfeit his right to any Retirement Benefit not yet paid to Executive, if Executive, without the prior written consent of Bank, at any time during the period encompassing Executive’s employment with Bank and continuing after the termination (regardless of reason) of Executive’s employment with Bank throughout the period the Retirement Benefit would otherwise be payable:
               (a) engages in, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise on behalf of any person, firm, corporation or enterprise: (1) the banking (including bank or financial institution holding company), insurance or financial services industry, or (2) any other activity in which Bank engages during the Executive’s employment with Bank in the marketing area (the “Non-Competition Area”), of Bank, the Non-Competition Area being defined for purposes of this Agreement as: (a) Columbia, Montour, Northumberland, and Luzerne Counties in Pennsylvania; (b) those additional counties, if any, in which Bank and any affiliate or subsidiary of Bank, during Executive’s continued employment with Bank, maintains a physical presence (such as a bank or investment brokerage facility); and, (c) all those additional counties that adjoin any of the counties encompassed within (a) and (b) preceding; or
               (b) either directly or indirectly in any capacity whatsoever (a) obtains, solicits, diverts, appeals to, attempts to obtain, attempts to solicit, attempts to divert, or attempts to appeal to any customers, clients or referral sources of Bank to divert their business from the Bank; or, (b) solicits any person who is employed by Bank to leave the employ of Bank. “Customers, clients, and referral sources” shall include all persons who are or were customers, clients or referral sources of Bank at any time during the employment of Executive by the Bank, including employment with Bank that predates this Agreement.
          (2) Exception: The non-competition condition to Executive’s eligibility to receive the Retirement Benefit as set forth in the preceding subparagraph 7(D)(1) shall not apply following a Change of Control event, as defined in the Existing Agreement, if there is a separation, voluntarily or involuntarily, of Executive from his employment with Bank prior to his sixty-fourth (64th) birthday for reasons other than (a) Executive’s termination for “Cause” as specified in Paragraph 7(B) preceding or (b) Executive’s removal or prohibition as specified in Paragraph 7(C) preceding.
8. Applicable Law: This Agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania and in a manner consistent with any applicable laws of the United States of America.
9. Entire Agreement: There are no terms, conditions, promises, understandings or covenants of any nature pertaining to the subject matter of this Agreement except as are set forth in writing herein.
10. Arbitration of Disputes: The parties shall submit any dispute arising under this Agreement or under the Existing Agreement to binding arbitration under the Pennsylvania Uniform Arbitration Act. Such disputes shall include, but not be limited to, those concerning: (a) the interpretation of this Agreement; and, (b) the obligations and responsibilities of the parties arising under this Agreement. Without limitation upon the scope of authority granted hereunder to the arbitrators in any proceeding initiated pursuant hereto, the parties specifically agree that an award or decision of the arbitrators hereunder may render an interpretation of this Agreement, award monetary damages, and/or direct a party to take actions in compliance with the provisions hereof or any decision of the arbitrators. The procedures to be followed in any arbitration pursuant to this Agreement are as follows:
     A. Method to Initiate: Any party, (the “Requesting Party”) desiring arbitration shall give written notice of such request to the other party, (the “Receiving Party”), such notice to specify the matter to be arbitrated and identifying the name, address and telephone number of the arbitrator selected by the Requesting Party. Within twenty (20) days of such notice, the Receiving Party shall appoint an arbitrator and shall notify the Requesting Party in writing of the name, address, and telephone number of the arbitrator so appointed. Within fifteen (15) days of the appointment of the last such arbitrator, the arbitrators selected by the parties shall appoint an additional arbitrator. If either party shall fail to appoint an arbitrator, or upon the failure of the arbitrators to select an additional arbitrator, a party may petition a court of competent jurisdiction to secure the appointment of such arbitrator, to the end that an arbitration panel consisting of three arbitrators shall be designated.
     B. Method of Arbitration: The arbitrators so appointed shall thereupon conduct an arbitration hearing at a location in Columbia County, Pennsylvania, and shall render a decision within sixty (60) days of the appointment of the final arbitrator. The decision of a majority of the arbitrators shall be final and binding, unless a party is denied a hearing or in the event that fraud, misconduct, corruption or other irregularity causes the rendition of an unjust, inequitable or unconscionable award or decision. The costs and expenses of the arbitration shall be paid by the parties in accordance with the decision of the arbitrators.

11. Binding Nature: This Agreement shall be binding upon the parties, and shall inure to the benefit of the parties and their respective successors and, to the extent assignable, their assigns.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered on the day and year above written.

ATTEST:	FIRST COLUMBIA BANK &
TRUST CO.

/s/ Susan S. Hackett SECRETARY	By: /s/ Lance O. Diehl CHIEF EXECUTIVE OFFICER

WITNESS:

/s/ Angela S. Crossley	/s/ Paul K. Page PAUL K. PAGE